04045336

NEWS RELEASE

Ref: 25/04

SABMiller plc

Institutional Investor and Analyst Seminar - Miller Brewing Company

Milwaukee, 27 September 2004. SABMiller plc, one of the world's largest brewers, is today holding a seminar for institutional investors and analysts at Miller Brewing Company ("Miller") in Milwaukee, Wisconsin. SABMiller will update the financial community on Miller's three-year turnaround program which is on schedule at the halfway point.

Norman Adami, President and Chief Executive Officer of Miller, will deliver his perspective on the opportunities and challenges in the US beer market landscape and define Miller's strategy to become an "able challenger" in the industry. He expresses confidence in Miller's ability to continue to make progress in the market on the basis of rigorous planning and disciplined execution.

Bob Mikulay, Executive Vice President, Marketing, will review the recreation of Miller's trademark architecture, Miller Lite's growth drivers and marketing plans for Miller Genuine Draft. Mr. Mikulay also outlines upcoming initiatives to exploit Miller's brands in the economy and super-premium segments, and its innovation agenda.

Barry Smith, Senior Vice President, Market Development and Strategy, will review the geographic diversity of America's beer market and Miller's new approach to identifying high priority actions in its local market planning. Mr. Smith also describes Miller's pricing and promotion philosophy as a rational, increasingly sophisticated approach to be applied locally to drive value for the company.

Doug Brodman, Senior Vice President, Sales and Distribution, will illustrate Miller's rigorous new local market execution model. A restructured sales force, with 40% of staff in new roles, specialized teams targeting key channels and consumer groups, and more collaborative distributor relationships, are being combined to deliver improved sales performance.

Virgis Colbert, Executive Vice President, World Wide Operations, will highlight Miller's quality and productivity performance. Mr. Colbert underscores the further efficiency improvements the

dw 10/5

company is pursuing as it benchmarks against SABMiller's global brewery network, and describes Miller's drive towards World Class Manufacturing ("WCM") into the future. On the basis of new investments in equipment, systems and training, Miller intends to further upgrade its manufacturing processes, supply chain and procurement practices, thereby enhancing its cost structure for the long term.

Denise Smith, Senior Vice President, Human Resources, will describe Miller's transformational change process, introducing an intensive performance management system, realigning the organization to strategic imperatives, and developing the skills and talent in the business. Miller's senior and middle management, of which over 20% are new in their roles, are driving sustainable change and a dynamic culture conducive to the company's turnaround program.

Gavin Hattersley, Senior Vice President, Finance, will summarize Miller's financial profile, its recent volume growth and outlook. Mr. Hattersley describes the company's intention to create value through disciplined pricing and sales mix management, as well as by reducing costs with a sharp focus on procurement, overhead, marketing and healthcare expenses. The company will, however, increase its reinvestment both in its current turnaround and in generating long-term growth. Rising investment in brand-building, WCM and systems will both slow near-term margin growth and result in an increase in capital expenditure.

Norman Adami concludes by summing up SABMiller's medium-term financial outlook for its US business. Miller will seek modest sales volume growth in its total domestic brand portfolio and improving revenue per barrel driven by both pricing and sales mix. Incremental cost savings will be partially reinvested to sustain growth for the long run, and operating margins are expected to rise into double digits over the medium term.

The full seminar presentation slide set, video interviews with Miller's senior management team and a local market video case study will be available at www.sabmiller.com and www.cantos.com.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2003/04 lager volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391 million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

For further information:

SABMiller plc

Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Gary Leibowitz	Vice President, Investor Relations	Mob: +44 7717 428540
Nigel Fairbrass	Head of Corporate Communications (Finance)	Mob: +44 7799 894265